Exhibit 12.1
AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six months ended
	July 3	Fiscal year
	2010	2009(2)	2008	2007(3)	2006	2005
Earnings:
Income (loss) before taxes	$202.7	$(790.9)	$270.6	$375.3	$435.2	$367.5
Add: Fixed charges	59.0	124.5	158.9	142.6	87.1	88.8
Amortization of capitalized interest	1.7	3.3	3.2	3.0	2.8	2.6
Less: Capitalized Interest	(2.0)	(4.2)	(6.2)	(5.9)	(5.0)	(4.9)

	$261.4	$(667.3)	$426.5	$515.0	$520.1	$454.0

Fixed charges:
Interest expense	$38.6	$85.3	$115.9	$105.2	$55.5	$57.9
Capitalized interest	2.0	4.2	6.2	5.9	5.0	4.9
Interest portion of leases	18.4	35.0	36.8	31.5	26.6	26.0

	$59.0	$124.5	$158.9	$142.6	$87.1	$88.8

Ratio of earnings to fixed charges(1)	4.4	—	2.7	3.6	6.0	5.1

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)	For the year ended January 2, 2010, our earnings were insufficient to cover fixed charges by $792 million. This deficiency primarily resulted from non-cash goodwill and other indefinite lived intangible asset impairment charges of $832 million, a loss on extinguishment of debt of approximately $21 million, and legal settlement costs of $41 million recorded during 2009.

(3)	2007 included results for Paxar Corporation from June 15, 2007 (acquisition date) to December 29, 2007, as well as the incremental interest expense related to our increased borrowings to fund the acquisition.